Filed Pursuant to Rule 424(b)(3)
                                            Registration Number 333-65996

                            BP Direct Access Plan
                                 Prospectus
                               ______________

                     BP p.l.c AMERICAN DEPOSITARY SHARES
                               ______________

        BP Company North America Inc., a Delaware corporation ("BP North America"), is pleased to offer the BP Direct Access Plan (the "Plan"). The Plan is designed to provide investors in the United States and Canada with an easy and inexpensive way to invest in BP p.l.c. ("BP"), an English public limited company that is the parent of BP North America. The Plan was amended effective May 1, 2001 to reflect the change in BP's name from BP Amoco p.l.c. and the change in BP North America's name from BP Amoco Company.

        Key features of the Plan are that you can:

        *    Enroll in the Plan for free.

        * Purchase BP American Depositary Shares ("BP ADS shares") without a personal broker and with no fees or commissions.

        * Increase your ownership of BP ADS shares by automatically reinvesting your cash dividends.

        * Purchase additional BP ADS shares at any time or on a regular basis through optional cash investments.

        * Invest as little as U.S.$50 per investment or as much as U.S.$150,000 per year.

        *    Transfer BP ADS shares easily or sell at low cost.

        * Own and transfer your BP ADS shares without holding or delivering paper certificates.

        * The Plan holds BP ADS shares, which are listed on the New York, Pacific, Chicago and Toronto Stock Exchanges under the trading symbol "BP." The Plan is open to new investors in the U.S. and Canada wishing to purchase BP ADS shares, as well as to existing holders of BP ADS shares in the U.S. and Canada who want to reinvest their cash dividends in additional BP ADS shares or access the other features of the Plan.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              The date of this Prospectus is October 1, 2001.


                              TABLE OF CONTENTS

   SECTION                                                           PAGE
   ------------                                                      ----

   BP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3
   BP ADS SHARES . . . . . . . . . . . . . . . . . . . . . . . . . .    4
   THE PLAN  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
        WHO CAN JOIN?  . . . . . . . . . . . . . . . . . . . . . . .    4
        HOW DO YOU ENROLL? . . . . . . . . . . . . . . . . . . . . .    4
        PURCHASING BP ADS SHARES . . . . . . . . . . . . . . . . . .    5
        DIVIDEND REINVESTMENT AND PAYMENT OPTIONS  . . . . . . . . .    6
        SELLING BP ADS SHARES  . . . . . . . . . . . . . . . . . . .    7
        GIFTS AND SHARE TRANSFERS  . . . . . . . . . . . . . . . . .    8
        ADR SAFEKEEPING  . . . . . . . . . . . . . . . . . . . . . .    9
        OBTAINING ADRs . . . . . . . . . . . . . . . . . . . . . . .    9
        CONDUCTING TRANSACTIONS ONLINE . . . . . . . . . . . . . . .    9
        PLAN FEES  . . . . . . . . . . . . . . . . . . . . . . . . .    9
        PLAN STATEMENTS AND FORMS  . . . . . . . . . . . . . . . . .   10
        U.S. FEDERAL INCOME TAX CONSEQUENCES . . . . . . . . . . . .   10
        COMMUNICATIONS AND VOTING  . . . . . . . . . . . . . . . . .   11
        SHARE SPLITS AND OTHER DISTRIBUTIONS . . . . . . . . . . . .   11
        TERMINATION OF PLAN PARTICIPATION  . . . . . . . . . . . . .   12
        CHANGES TO THE PLAN  . . . . . . . . . . . . . . . . . . . .   12
        ADMINISTRATION . . . . . . . . . . . . . . . . . . . . . . .   13
        FOR MORE INFORMATION . . . . . . . . . . . . . . . . . . . .   13
        LIMITATION OF LIABILITY  . . . . . . . . . . . . . . . . . .   13
   VALIDITY OF SECURITIES  . . . . . . . . . . . . . . . . . . . . .   14
   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
   WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . .   14

                                     BP

        BP p.l.c. (formerly BP Amoco p.l.c.) is one of the world's largest petroleum and petrochemical groups, with a wide operational and geographic scope. It has well established operations in Europe, the USA, Canada, South America, Australasia and parts of Africa. More than 70% of BP's capital is invested in Organization for Economic Cooperation and Development countries, with approximately one half of BP's fixed assets located in the USA and about one third located in the UK and the Rest of Europe. The principal executive offices of BP are located at Britannic House, 1 Finsbury Circus, London EC2M 7BA, England (telephone +44 (0) 20-7496-4000).

        The main businesses of BP include:

   Exploration and Production  . .  Exploration and Production's
                                    activities include oil and natural
                                    gas exploration and field development
                                    and production (upstream activities),
                                    together with pipeline transportation
                                    and natural gas processing (midstream
                                    activities).



   Gas and Power . . . . . . . . .  Gas and Power activities include marketing and trading of natural gas,
                                    liquefied natural gas (LNG), natural
                                    gas liquids (NGL) and power, the
                                    development of international
                                    opportunities that monetize gas
                                    resources and involvement in select
                                    power projects.


   Refining and Marketing  . . . .  The activities of Refining and
                                    Marketing include oil supply and
                                    trading as well as refining and
                                    marketing (downstream activities).



   Chemicals . . . . . . . . . . .  Chemical activities include petrochemicals manufacturing and
                                    marketing.

   In addition, BP has a solar energy business, which is one of the world's largest manufacturers of photovoltaic modules and systems. BP provides high quality technological support for all its businesses through its research and engineering activities.

                                BP ADS SHARES

        BP ADS shares are equity securities known as "American Depositary Shares," which trade on the New York, Pacific and Chicago Stock Exchanges at prices quoted in U.S. dollars and on the Toronto Stock Exchange at prices quoted in Canadian dollars. Each BP ADS share represents six "ordinary shares" of BP. Ordinary shares are the English equivalent of common stock in a U.S. corporation. BP ordinary shares trade on the London Stock Exchange at prices quoted in pounds sterling. BP has agreed to announce all dividends on its ordinary shares and on BP ADS shares in U.S. dollars at least through December 31, 2003. Even if BP subsequently announces a dividend in another currency, your dividends will be paid in U.S. dollars based on the currency exchange rate at the close of business on the business day prior to the day that the dividend is announced.


                                  THE PLAN

   WHO CAN JOIN?
   ------------

        U.S. AND CANADIAN INVESTORS. At the present time, the Plan is open only to investors residing in the United States and Canada (including their territories and possessions).

        CURRENT SHAREHOLDERS. If you have at least three BP ADS shares registered in your name, you are eligible to join the Plan. If you hold BP ADS shares through a bank or broker (that is, in "street name"), you may become eligible to join the Plan by asking to have at least three BP ADS shares registered in your name. You must keep at least three BP ADS shares in your Plan account to maintain your eligibility.

        NEW SHAREHOLDERS. If you are not yet a BP ADS shareholder, you may join the Plan by making an initial investment of at least
   U.S.$250.  The maximum annual investment is U.S.$150,000.

   HOW DO YOU ENROLL?
   -----------------

        CURRENT SHAREHOLDERS. If you are a U.S. or Canadian holder of record of at least three BP ADS shares, you may enroll by filling out the Enrollment Form and returning it to the Administrator. U.S. investors can also enroll online through the Administrator's website at www.adr.com/access by clicking on the "Enroll Now" button and following the instructions for online enrollment. If you own BP ADS shares but they are held in the name of a bank or broker (that is, in "street name"), you may become an owner of record by asking to have your BP ADS shares registered in your name. At least three of your BP ADS shares need to be transferred into your name before you become eligible to participate in the Plan. Once you enroll, all of your BP

   ADS shares that are registered in the exact same name as on the Enrollment Form, whether you acquired them before or after you joined the Plan, will automatically be treated as Plan shares.

        NEW SHAREHOLDERS/NEW ACCOUNTS. If you do not own at least three BP ADS shares, or if you wish to establish a separate account (for example, a joint account with your spouse or as custodian for a minor), you may enroll by filling out the Enrollment Form and returning it to the Administrator, together with a check or money order, in U.S. dollars, for at least $250. U.S. investors can enroll online through the Administrator's website at www.adr.com/access by clicking on the "Enroll Now" button and following the instructions for online enrollment.

   PURCHASING BP ADS SHARES

        ADDITIONAL INVESTMENTS. Once you are enrolled in the Plan, you can make additional investments at any time with as little as $50, through the mail or through electronic withdrawal from your bank account.

        * THROUGH THE MAIL: You can make additional investments by mailing a check or money order in U.S. dollars to the Administrator, together with the Transaction Request form. A Transaction Request form will be attached to your Plan Statement or may be obtained from the Administrator as described below under "Plan Statements and Forms."

        * THROUGH THE INTERNET: You can also purchase additional BP ADS shares through the Administrator's website at www.adr.com/shareholder by authorizing the Administrator to withdraw funds from your bank account.

        * AUTOMATIC MONTHLY WITHDRAWAL: You can purchase additional BP ADS shares on a regular basis by authorizing automatic withdrawals of U.S.$50 or more from your bank account. To authorize automatic withdrawals under the Plan, fill out the appropriate information on the Transaction Request form.
             You may also authorize automatic monthly withdrawals on your Enrollment Form when you enroll or through the Administrator's website at www.adr.com/shareholder.

        Please allow thirty days for the Administrator to process your request for automatic withdrawal. If you sign up to make automatic monthly purchases, your money will be withdrawn on your choice of the 1st or the 15th of each month (or if the 1st or the 15th is not a business day, on the next business day) and used to purchase BP ADS shares within three business days. You can discontinue your automatic monthly purchases by calling the Administrator toll-free at 1-877-638-5672 or by completing a Transaction Request form. Your instructions must be received at least two business days before the next scheduled withdrawal date to be effective for that date.

        MAXIMUM ANNUAL INVESTMENT. The most you can invest through the Plan in any calendar year is U.S.$150,000.

        OPEN MARKET PURCHASES. All BP ADS shares purchased under the Plan will be purchased on the New York Stock Exchange, in the over-the-counter market or in negotiated transactions with persons not affiliated with BP or any of its subsidiaries, including BP North America. Purchases will be made through an independent broker-dealer (which may be the Administrator).

        TIMING. The Administrator will try to purchase BP ADS shares for the Plan at least twice a week. Under most circumstances, purchases for your Plan account will be made within five business days after the Administrator receives your money. It is up to the independent broker-dealer used by the Plan to determine when and at what prices BP ADS shares will be bought for the Plan. Accordingly, you will not be able to instruct the Administrator to purchase shares at a specific time or at a specific price. You will not be paid interest pending the investment of your money in additional BP ADS shares.

        PURCHASE PRICE. Your purchase price will be the weighted average price per share paid for all BP ADS shares purchased for the Plan for the relevant purchase date. The cost basis of your BP ADS shares will include your purchase price plus the amount of brokerage commissions paid on your behalf by BP North America. See "U.S. Federal Income Tax Consequences."

        BOOK-ENTRY OWNERSHIP. All of the BP ADS shares purchased through the Plan will be held by the Administrator and reflected in book-entry form in your account on the records of the Administrator. Ownership in book-entry form means that, while you will have full ownership of your Plan shares, you will not receive a paper stock certificate (called an "American Depositary Receipt" or "ADR"). Book-entry ownership eliminates the risk and expense of replacing lost or stolen ADRs, assures that your shares are always available should you need to deliver them for transfer and avoids your costs in maintaining a safe deposit box or other place to store your securities. However, if you prefer to hold your Plan shares in certificated form, you may receive ADRs upon request as described below under "Obtaining ADRs."

        RETURNED CHECKS/FAILED TRANSFERS. The Administrator will process only those purchases for which it has received good funds. If your check is returned or an electronic debit from your bank account fails due to nonsufficient funds, the Administrator will not process your request until it receives good funds covering your purchase and the applicable service fee for the returned check or failed electronic funds transfer. See "Plan Fees" below.

   DIVIDEND REINVESTMENT AND PAYMENT OPTIONS
   -----------------------------------------

        ALL, SOME OR NONE. You can instruct the Administrator to reinvest the cash dividends on all, some or none of your Plan shares in additional BP ADS shares. Absent instructions to the contrary, all cash dividends will be automatically reinvested.

        REINVESTMENT INSTRUCTIONS. If you wish to reinvest the cash dividends on fewer than all of your Plan shares, you must instruct the Administrator to send your cash dividends to your bank account via electronic funds transfer. You can provide the necessary information in your Enrollment Form or in a Transaction Request form. You can also provide this information online through the Administrator's website at www.adr.com/shareholder. Any instructions regarding reinvestment of your dividends must be received by the Administrator no later than two business days before the next dividend record date to be effective for that dividend.

        As a general rule, the Administrator will not send your cash dividends by check. However, if an electronic funds transfer to your bank account fails because of erroneous instructions, the Administrator will send you a check for the cash dividend that otherwise would have been deposited to your bank account, together with a notice that the electronic funds transfer instructions you provided are invalid. After that dividend payment, all your cash dividends will be reinvested in additional BP ADS shares until you provide valid electronic funds transfer instructions.

        PURCHASES. BP ADS shares purchased with reinvested cash dividends will be purchased on the New York Stock Exchange, in the over-the-counter market or in negotiated transactions with persons not affiliated with BP or any of its subsidiaries, including BP North America. Purchases will be made through an independent broker-dealer (which may be the Administrator). Purchases for dividend reinvestment will be made within 30 days of the dividend payment date, unless otherwise required by law. The purchase price of BP ADS shares acquired for dividend reinvestment will be the weighted average price per share of all BP ADS shares purchased for the Plan with dividends for a given dividend payment date.

   SELLING BP ADS SHARES
   ---------------------

        SALES. You can sell some or all of the shares in your Plan account at any time by calling the Administrator toll-free at 1-877-638-5672 or by completing a Transaction Request form. You can also sell ADS shares held in book-entry form, request ADRs and conduct certain other transactions online through the Administrator's website at www.adr.com/shareholder. If you wish to sell over U.S.$10,000 worth of BP ADS shares (valued on the date of your request) in a single transaction, your request must be in writing and have a signature guarantee in a form acceptable to the Administrator. If you have ADRs for your BP ADS shares, the Administrator will not process your request to sell until it receives ADRs representing the number of shares to be sold. If you hold your BP ADS shares in book-entry form, the Administrator will process your request promptly after receiving it. Any request to cancel or modify an instruction to sell shares must be received the same day as the instruction to be effective.

        WHOLE SHARES ONLY. You may only sell whole shares held in your Plan account, not fractional shares. Fractional shares will be cashed out only upon termination of your Plan account, as described under "Termination of Plan Participation" below.

        TIMING. The Administrator will sell BP ADS shares through an independent broker-dealer as soon as practical after it receives your request (and, if applicable, your ADRs), but in any event no later than the end of the next calendar week. It is up to the independent broker-dealer used by the Plan to determine when and at what prices BP ADS shares will be sold for Plan accounts. Accordingly, you will not be able to instruct the Administrator to sell your shares at a specific time or at a specific price. If you prefer to have control over the exact timing and sale price, you can withdraw the shares and sell them through a broker of your own choosing.

        SALE PRICE. The sale price per share will be the average price per BP ADS share received by the Administrator for all sales made for Plan participants on the relevant sale date, less the per share fees and commissions incurred with respect to your shares. See "Plan Fees" below.

        RECEIPT OF PROCEEDS. Within 15 business days after it receives your sale request (and, if your shares are not in book-entry form, your ADRs), the Administrator will send you a check for the proceeds from the sale of your BP ADS shares, less any amounts required to be withheld under applicable law or the Plan. You will not be paid interest on your sale proceeds.

   GIFTS AND SHARE TRANSFERS
   -------------------------

        TO A PLAN ACCOUNT. You may transfer any or all of your BP ADS shares, whether held in your Plan account or outside the Plan, to the Plan account of any other person by completing a Transaction Request form and, if the person to whom you are giving shares is not already a Plan participant, an Enrollment Form, and submitting any other documentation required by the Administrator. Unless you are terminating your own participation in the Plan, you may transfer only whole shares.

        OUTSIDE THE PLAN. You may also transfer any whole number of the BP ADS shares held in your Plan account to any person, to be held outside the Plan, by completing a Transaction Request form and submitting any other documentation required by the Administrator.

        MODIFICATIONS. Any request to cancel or modify an instruction to transfer shares must be received the same day as the instruction to be effective.

   ADR SAFEKEEPING
   ---------------

        If you hold ADRs representing BP ADS shares, whether or not they were acquired through the Plan, you can deposit them in the Plan for safekeeping. The Administrator will reflect the BP ADS shares represented by those ADRs in book-entry form in your Plan account. To deposit ADRs for safekeeping, send them to the Administrator at the address set forth under "For More Information" below. To insure against risk of loss resulting from mailing your ADRs, the Administrator provides insurance free of charge for ADRs valued up to U.S.$25,000 when you send them via certified mail and request a return receipt.

   OBTAINING ADRs
   --------------

        You can obtain ADRs for any or all of the whole BP ADS shares held in your Plan account in book-entry form at any time for free. To obtain ADRs, you can call the Administrator toll-free at 1-877-638-5672, request ADRs online through the Administrator's website at www.adr.com or submit a Transaction Request form. Please allow 30 days for the Administrator to process your request.

   CONDUCTING TRANSACTIONS ONLINE
   ------------------------------

        U.S. investors can enroll in the Plan online through the Administrator's website at www.adr.com/access by clicking on the "Enroll Now" button and following the instructions for online enrollment. Once enrolled in the Plan, you can authorize additional investments, sell ADS shares held in book-entry form, request ADRs and conduct certain other transactions online through the Administrator's website. You may also reach the Administrator's website through a hyperlink from the "Investors" section of the BP website at www.bp.com/investors. The Administrator may impose limitations on online transactions.

   PLAN FEES
   ---------


        *    There is no fee to enroll in the Plan.

        * You will not be charged any fees or commissions when you reinvest your dividends, purchase or transfer your BP ADS shares under the Plan, deposit shares in the Plan for safekeeping or obtain ADRs for shares held in book-entry form. However, if you invest through electronic withdrawal from your bank account, you should check with your bank to see whether it charges any fees for this service.

        * When you sell BP ADS shares you will be charged a sales fee (currently U.S.$10 per sale) and a brokerage commission (currently U.S.$0.12 per share) on the shares sold.

        * If your check is returned or an electronic debit from your bank account fails due to nonsufficient funds, you will be charged a service fee (currently U.S.$20). Of course, until the Administrator receives good funds, it will be unable to effect the transaction that you requested.

        *    BP North America may change the Plan fees from time to time.

   PLAN STATEMENTS AND FORMS
   -------------------------

        Each time that you reinvest dividends or purchase, sell, transfer or withdraw BP ADS shares through the Plan, you will receive a statement confirming your transaction. Quarterly reinvestment statements will include a Transaction Request form that can be used for additional investments, sales, transfers or withdrawals. You can also obtain Transaction Request forms from the Administrator as described under "For More Information" below. At a minimum, each year you will receive an annual statement that shows how many BP ADS shares you own through the Plan and your account activity for the preceding year.

   U.S. FEDERAL INCOME TAX CONSEQUENCES

        We believe that the following is an accurate summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this Prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and we advise you to consult your own tax advisors for information about your specific situation.

        In general, all your cash dividends, whether paid to you in cash or reinvested, are considered taxable income to you at the time they are received or reinvested. In addition, brokerage commissions on purchases of BP ADS shares purchased through the Plan (which will be paid by BP North America on your behalf) will be treated as distributions subject to income tax in the same manner as cash
   dividends.   The total amount of dividends and other distributions
   will be reported to you and to the Internal Revenue Service on Form 1099-DIV shortly after the end of each year.

        Under this general rule, the cost basis for U.S. federal income tax purposes of BP ADS shares acquired through the Plan will be the price at which the shares are credited to your Plan account (see "Purchasing BP ADS Shares-Purchase Price" and "Dividend Reinvestment-Purchases"), increased by the amount of the brokerage commissions with respect to such shares paid by BP North America on your behalf.

        You will generally not realize gain or loss for U.S. federal income tax purposes upon the deposit of BP ADS shares in your Plan account, or the receipt of ADRs for shares held in your Plan account. You will generally realize gain or loss on the sale of BP ADS shares. Any gain or loss you incur should be reflected when you file your income tax returns.

        The above rules may not be applicable to each participant's specific situation. All participants are advised to consult their own tax advisors.

        In the case of Plan participants whose dividends are subject to U.S. federal tax withholding, to the extent you elect dividend reinvestment, the Administrator will reinvest dividends less the amount of tax required to be withheld. The filing of any documentation required to obtain a reduction in U.S. withholding tax is the responsibility of the participant.

   COMMUNICATIONS AND VOTING

        As a Plan participant, you will receive all communications sent to record holders of BP ADS shares. You may consent to receive certain of these communications electronically through the Administrator's website at www.adr.com/shareholder or BP's website at www.bp.com. For any meeting of shareholders of BP, as long as there are whole BP ADS shares in your Plan account on the relevant record date, you can attend, speak and vote at the meeting, or you can instruct the Depositary to vote the BP ordinary shares represented by your BP ADS shares as your proxy. You will receive a proxy form that will cover all of the whole BP ADS shares held in your Plan account. This proxy form allows you to indicate how you want the BP ordinary shares represented by your BP ADS shares to be voted. The Depositary will cause those shares to be voted only as you indicate.

   SHARE SPLITS AND OTHER DISTRIBUTIONS
   ------------------------------------

        If BP declares a share split or share dividend, your Plan account will be credited with the appropriate number of additional BP ADS shares on the payment date, or your existing BP ADS shares will represent the additional ordinary shares distributed pursuant to the share split or share dividend. Your additional shares will be entitled to all the rights and privileges provided under the Plan.

        In the event that BP offers any share subscription or other rights to holders of its ordinary shares, to the extent such rights are made available to holders of BP ADS shares, the Administrator will make them available to you with respect to the shares in your Plan account. To the extent such rights are not made available to holders of BP ADS shares, they will be sold for the benefit of such holders, and the Administrator will allocate your share of the proceeds of the sale to your Plan account.

   TERMINATION OF PLAN PARTICIPATION
   ---------------------------------

        VOLUNTARY TERMINATION BY PARTICIPANT. If you wish to terminate your participation in the Plan and stop reinvesting your dividends, call the Administrator toll-free at 1-877-638-5672, complete a Transaction Request form or notify the Administrator through its website at www.adr.com/shareholder. Unless you instruct otherwise, the Administrator will have all of the whole BP ADS shares in your Plan account registered in your name and will liquidate any fractional share based on the sale price of the BP ADS shares on the date of liquidation. Unless you instruct otherwise, the Administrator will send you a check for the cash value of the fractional share, minus any applicable fees, expenses and withholdings required by law or the Plan, together with evidence of the BP ADS shares registered in your name.

        TERMINATION BY BP NORTH AMERICA. If you do not maintain at least three whole BP ADS shares in your Plan account, BP North America may notify you that it will terminate your account if you do not invest enough additional money to have three BP ADS shares in your Plan account. If you do not invest enough additional money to have three shares in your Plan account within three months of receiving such a notice, BP North America may then terminate your Plan account. In the event of such a termination, the Administrator will have any whole BP ADS shares in your Plan account registered directly in your name, will liquidate any fractional share based on the sale price of the BP ADS shares on the date of liquidation, and will send you a check for the cash value of the fractional share, minus any applicable fees, expenses and withholdings required by law or the Plan, together with evidence of any BP ADS shares registered in your name.

   CHANGES TO THE PLAN
   -------------------

        BP North America may add to, modify or discontinue the Plan at any time. We will send you written notice of any significant changes. Under no circumstances will any amendment decrease the number of BP ADS shares that you own or result in a distribution to BP or to any of its subsidiaries, including BP North America, of any amount credited to your Plan Account.

   ADMINISTRATION
   --------------

        The Plan is currently administered by Morgan Guaranty Trust Company of New York. The Administrator keeps records, sends statements and performs other duties relating to the Plan. Morgan Guaranty Trust Company of New York also acts as the depositary, transfer agent, registrar and dividend disbursing agent for the BP ADS shares. BP North America may replace the Administrator, and the Administrator may resign, at any time, in which case BP North America would designate a new administrator.

        Purchases and sales of BP ADS shares under the Plan will be made in the open market by a broker-dealer that is not affiliated with BP or any of its subsidiaries, including BP North America. The current Administrator is independent of BP and its subsidiaries, including BP North America, and may buy and sell BP ADS shares for the Plan. In the event that BP North America decides to administer the Plan itself or authorizes an affiliate to administer the Plan, BP North America will select an independent broker-dealer to make purchases and sales for the Plan.

   FOR MORE INFORMATION
   --------------------

        For information regarding the Plan, additional forms, help with Plan transactions or answers to your questions, please contact the Administrator at:

        Morgan Guaranty Trust Company of New York
        BP Direct Access Plan
        P.O. Box 842006
        Boston, MA 02284-2006
        Telephone: Toll-free 1-877-638-5672

        Copies of the Direct Access Plan Prospectus and Enrollment form are also available in the ADS shareholders section of the Downloads library of BP's Internet site at www.bp.com/downloads.

   LIMITATION OF LIABILITY

        If you choose to participate in the Plan, you should recognize that neither BP, its subsidiaries, including BP North America, nor the Administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. Plan accounts are not insured by the Securities Investor Protection Corporation.

        Although the Plan provides for the reinvestment of dividends, the announcement and payment of dividends will continue to be determined by the Board of Directors of BP, in its discretion. This decision depends on many factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.

        Neither BP, its subsidiaries, including BP North America, nor the Administrator will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the Plan, as described in this Prospectus and on the forms that are designed to accompany each investment or activity.

                           VALIDITY OF SECURITIES

        The validity under English law of the ordinary shares of BP underlying the BP ADS shares to be offered pursuant to the Plan has been passed upon for BP by Peter B.P. Bevan, Group General Counsel of BP. As of the date of this Prospectus, Mr. Bevan owned less than 0.1% of the BP ordinary shares outstanding (including options representing certain rights to purchase such shares).

                                   EXPERTS

        The consolidated financial statements and schedule of BP at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this Prospectus and Registration Statement from the 2000 BP Form 20-F, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION

        BP files annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these reports or other information at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including BP. Certain documents that BP files with the SEC are also available at www.bp.com.

        This Prospectus is part of a Registration Statement on Form F-3 that we filed with the SEC to register the securities offered under the Plan. As allowed by SEC rules, this Prospectus does not contain all information you can find in the Registration Statement or the exhibits to the Registration Statement. The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this

   Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference our Annual Report on Form 20-F for the year ended December 31, 2000 (SEC file number 1-6262). In addition, all subsequent annual reports on Form 20-F and filings on Form 6-K that we file pursuant to the Securities Exchange Act of 1934 prior to completion of the offering will be deemed incorporated by reference into this Prospectus.

        We will provide to each person, including any beneficial owner, to whom this Prospectus is delivered a copy of any of the information that has been incorporated by reference in the Prospectus. You may request a copy of any of these filings at no cost by writing or calling us at the following address and telephone number:

        BP Shareholder Services
        200 East Randolph Drive
        Chicago, Illinois 60601-7125
        Telephone: Toll-free 1-800-638-5672

        You should rely only on the information contained or incorporated by reference in this Prospectus. We have authorized no one to provide you with different information. You should not assume that the information in the Prospectus is accurate as of any date other than the date of this Prospectus (October 1, 2001).


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                     Please read this booklet carefully.

               If you own BP ADS shares now, or if you decide
            to buy BP ADS shares in the future, please keep the
               booklet with your permanent investment records,
           since it contains important information about the Plan.